SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                              Datatec Systems, Inc.
                                (Name of issuer)

                     Common Stock, $001 par value per share
                         Title of class of securities)

                                   238128 10 2
                                 (CUSIP number)

                                 RALPH GLASGAL
                                4 Peirmont Road
                          Rockleigh, New Jersey 07512
                                 (201) 784-0614
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               September 18, 1998
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement in Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Exhibit Index on Page 6

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CUSIP No. 238128 10 2                 13D                   Page 2 of 6 Pages
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________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RALPH GLASGAL

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,848,307(1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,848,307

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,848,307

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------

1) Includes 104,152 shares beneficially owned by Mr. Glasgal's Wife, Linda Glasgal.

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CUSIP No. 238128 10 2                 13D                   Page 3 of 6 Pages
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Item 1. Security and Issuer.

     This statement relates to shares (the "Shares") of the common stock, par value $.001 per share ("Common Stock"), of Datatec Systems, Inc., formerly known as Glasgal Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20C Commerce Drive, Totowa, New Jersey 07512.

Item 2. Identity and Background.

     (a) Ralph Glasgal

     (b) The principal address of the reporting person is 4 Piermont Road, Rockleigh, New Jersey 07647.

     (c) Mr. Glasgal is the former Chairman of the Board and former President of Datatec Systems, Inc.

     (d) & (e) During the last five years Mr. Glasgal has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f) American

Item 4. PURPOSE OF THE TRANSACTION

     On December 22, 1997, Mr. Glasgal retired as Chairman of The Board of Directors and the President of Datatec Systems, Inc., but continued to serve as a director of Datatec Systems, Inc. On July 25, 1998, Mr. Glasgal resigned from his position as a director of Datatec Systems, Inc.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 29,064,670 shares of the Issuer's Common Stock outstanding as of July 31, 1998. Mr. Glasgal currently owns 2,848,307 shares of the Issuer's Common Stock representing approximately 9.8% of the shares of the Issuer's Common Stock issued and outstanding as of July 31, 1998.

     (b) There have been no transactions in the class of securities reported during the past sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

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CUSIP No. 238128 10 2                 13D                   Page 4 of 6 Pages
---------------------                                       --------------------


     On September 18, 1998, Mr. Glasgal and the Issuer entered into a Lock-Up Agreement pursuant to which Mr. Glasgal agreed that for a period of one year following the date of the Agreement he would not sell, offer to sell, or contract to sell any shares of the Issuer's Common Stock, or any options or warrants to purchase such Common Stock. Notwithstanding the foregoing, Mr. Glasgal will be permitted to sell an aggregate of 400,000 shares of the Company's Common Stock on September 21, 1998 or as soon thereafter as practicable. Notwithstanding the foregoing, during the lock-up period Mr. Glasgal may sell Common Stock for a purchase price equal to $10 per share or more and he may transfer shares of Common Stock as a gift or pursuant to the laws of descent and distribution.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Lock-Up Agreement dated September 18, 1998.

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CUSIP No. 238128 10 2                 13D                   Page 5 of 6 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1998

                                                     By /s/ RALPH GLASGAL
                                                        ------------------------
                                                            RALPH GLASGAL

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CUSIP No. 238128 10 2                 13D                   Page 6 of 6 Pages
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                                  EXHIBIT INDEX


Exhibit                                                                   Page

1.   Lock Up Agreement dated September 18, 1998.                           6